Exhibit 99.2

For immediate release

RR Media to Merge with SES Platform Services

 New company to be formed, creating a world-leading provider of innovative global media services and solutions

All-Cash Transaction Values RR Media at $242 Million; $13.291 per share

Airport City Business Park, Israel (February 26, 2016) - RR Media (NASDAQ: RRM), a leading provider of global digital media services to the broadcast and media industries, announced today that it has agreed to be acquired by SES (NYSE Euronext Paris and Luxembourg Stock Exchange: SESG) and will merge its activities with SES Platform Services (“SES PS”) to form a new world-leading provider of media solutions.

SES will acquire a 100% ownership of RR Media, paying $13.291 per share, or a 52% premium to the closing price of the Company’s shares on February 25, 2016. This corresponds to an Enterprise Value of $242 million. The acquisitionof RR Media by SES S.A. has been approved by the Boards of Directors of both companies, and is subject, among others, to regulatory approvals and the approval by the general meeting of shareholders of RR Media, which are expected to be completed in the second or third quarter of 2016.

Once the transaction is completed, RR Media and SES PS will join forces to create a new, stand-alone world-leading media services provider. The new organisation will offer full continuity and enhanced service to SES PS and RR Media’s existing customers.

The company will also provide customers with a comprehensive range of innovative video and media solutions on a global scale, with expanded services and the complementary capabilities of both RR Media and SES PS. This includes highly optimized content management and distribution solutions that utilize the combined network of both RR Media and SES PS. The newly formed company will be able to leverage its global content distribution network with optimized delivery over their multiple satellite positions, large fiber network and the Internet, in order to maximize audience reach and add new monetization capabilities.

Avi Cohen, Chief Executive Officer of RR Media, said: “We believe the agreement with SES PS unlocks tremendous value for our shareholders, offering a 52% premium to our share price.  This valuation recognizes the success of the expansion and transition of our business over the past few years into a leading provider of digital media services.”

Mr. Cohen continued: “With the combined infrastructure and industry expertise of SES Platform Services and RR Media, the new organization will have the capability to deliver innovative solutions to upper tier clients, emerging markets and global customers. RR Media’s growth strategy has focused on engaging an increased number of upper tier customers with a broader set of services and increasing the scale of our operations, which this merger accelerates.”

Ayal Shiran, General Partner at Viola Private Equity, and Chairman of RR Media's Board of Directors, said: “The merger of SES PS and RR Media brings together two companies that have each excelled in the provision of digital media services. By uniting their comprehensive service portfolio, infrastructure and distribution network, they are set to truly become a global digital media services powerhouse, with an unparalleled offering for television broadcasters, production companies and platform operators.”

Wilfried Urner, Chief Executive Officer of SES Platform Services, commented: “ RR Media has successfully developed the capability to manage and deliver premium content effectively, helping its customers to reach a global audience over multiple satellite, cable TV, IPTV, online and mobile platforms. SES, as the largest global platform for video in terms of reach and channels, adds global scale and considerable insights from the successful development of SES PS in Europe.”

Ferdinand Kayser, Chairman of SES Platform Services, added: “This is an exciting acquisition and an important milestone in the execution of SES’s differentiated strategy focused on Globalisation, Verticalisation and Dematuring. The addition of RR Media further accelerates the globalisation of SES’s services businesses, establishing a world-leading next generation video and media service provider.”

About RR Media

RR Media (NASDAQ: RRM) works in partnership with the world’s leading media players to transform content into valuable media assets. RR Media’s complete ecosystem of digital media services maximize the potential of media and entertainment content, covering four main areas: smart global content distribution network with an optimized combination of satellite, fiber and the Internet; content management and channel origination; sports, news & live events; and online video services. RR Media provides scalable, converged digital media services to more than 1,000 broadcasters, content owners, sports leagues and right holders. Every day, the company manages and delivers over 24,000 hours of broadcast content, over 4,000 hours of online video and VOD content and over 350 hours of premium sports and live events. The company delivers content to 95% of the world’s population reaching viewers of multiplatform operators, VOD platforms, online video and direct-to-home services. Visit the company's website www.rrmedia.com.

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements about the expected timing of the transaction, the satisfaction or waiver of any conditions to the proposed transaction, anticipated benefits, growth opportunities and other events relating to the proposed transaction, projections about RR Media’s business and its future revenues, expenses and profitability. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including (1) RR Media may be unable to obtain required regulatory approvals or satisfy other conditions to the closing of the proposed transaction; (2) the proposed transaction may involve unexpected costs, liabilities or delays; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (4) the ability to recognize benefits of the proposed transaction; (5) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed transaction; (6) impact of the transaction on relationships with customers, distributors and suppliers and (7) other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period or at all, as well as the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2014 and our Current Reports on Form 6-K.

ADDITIONAL INFORMATION
In connection with the proposed transaction, RR Media intends to mail a proxy statement to its shareholders and furnish a copy of the proxy statement with the SEC on Form 6-K. Shareholders of RR Media are urged to read the proxy statement and the other relevant material when they become available because they will contain important information about RR Media, SES, the proposed transaction and related matters. Shareholders are urged to carefully read the proxy statement and other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction. The proxy statement (when available) may be obtained for free at the SEC's website at www.sec.gov. In addition, the proxy statement will be available, without charge, at RR Media's website at www.rrmedia.com.

This press release is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell shares of RR Media.

Corporate Contact:
Elad Manishviz, CMO
Tel: +1 201 655 7245
marketing@rrmedia.com

Media Contact:
Marilyn Gerber, Cutler PR
Tel: +1 917 225 2977
marilyn@cutlerpr.co